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                                    PRESS RELEASE

Media Contact:     Marni Lemons (317) 261-8219;
                   mlemons@ipalco.com (e-mail address)

Investor Contact:  Jennifer Kent Zimmer (212) 332-2485;
                   jkent@ipalco.com (e-mail address)


FOR IMMEDIATE RELEASE - AUGUST 29, 1997

IPALCO ANNOUNCES TENDER OFFER FOR IPL CUMULATIVE PREFERRED STOCK;
IPL SEEKS ARTICLES AMENDMENT

INDIANAPOLIS - IPALCO Enterprises, Inc. (NYSE: IPL) ("IPALCO") announced today that it will offer to purchase for cash any and all outstanding shares of the following series of the cumulative preferred stock (each a "Series of Preferred," and the holder thereof a "Preferred Shareholder") of Indianapolis Power & Light Company ("IPL"), a direct subsidiary of IPALCO, at the applicable purchase price per share indicated:

           Title                    Purchase Price Per Share
           -----                    -------------------------
           Cumulative Preferred Stock
              - 4% Series           $71.38
              - 4.20% Series        $77.72
              - 4.60% Series        $85.12
              - 4.80% Series        $88.82
              - 6% Series           $103.00
              - 8.20% Series        $102.00

    The tender offer will commence on Friday, August 29, 1997 and is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, October 8, 1997, unless extended.

    Concurrently with the offer, the board of directors of IPL is soliciting proxies for use at a special meeting of shareholders of IPL to be held on Wednesday, October 8, 1997 (the "Special Meeting"). The Special Meeting is being held to consider an amendment to IPL's Amended Articles of Incorporation (the "Articles") which would remove a provision of the Articles that limits IPL's ability to issue unsecured debt, including short-term debt (the "Proposed Amendment").

    Preferred Shareholders are required to vote in favor of the Proposed Amendment in order to tender their shares of the Series of Preferred (the "Shares"). In order to enable transferees of the Shares after August 29, 1997 (the "Record Date") to vote in favor of the Proposed Amendment, and thereby validly tender their Shares pursuant to IPALCO's tender offer, the Shares will trade "with proxy" in the over-the-counter market beginning two days prior to the Record Date and ending with the expiration of the tender offer. Settlement of all trades of the Shares during this period should include an assignment of proxy from the seller. Purchasers of the Shares during that time period must obtain an assignment of proxy from the seller of such Shares in order to participate in the tender offer.

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    IPALCO's tender offer is conditioned upon, among other things, the
Proposed Amendment being approved and adopted at the Special Meeting. Preferred Shareholders have the right to vote on the Proposed Amendment regardless of whether they tender their shares of the Series of Preferred.

    If the Proposed Amendment is approved and adopted, IPL will make a special cash payment in the amount of $1.00 per Share to each Preferred Shareholder who voted in favor of the Proposed Amendment, provided that such Shares have not been tendered pursuant to the tender offer. Those Preferred Shareholders who validly tender their Shares will be entitled only to the purchase price per Share listed above.

    In the event that all shares of the 8.20% Series of Preferred (the "8.20% Shares") are not acquired by IPALCO pursuant to the tender offer, IPL intends to redeem all the 8.20% Shares which remain outstanding at a redemption price of $101.00 per 8.20% Share pursuant to the terms of IPL's Articles and the 8.20% Series' authorizing resolutions.

    The Dealer Managers for the tender offer are Dillon, Read & Co. Inc. ((212) 906-7931) and Merrill Lynch & Co. (1-888-654-8637), and the Information Agent is D. F. King & Co., Inc. (1-800-859-8508).

    Indianapolis Power & Light Company is a subsidiary of IPALCO
Enterprises, Inc., a multi-state energy company providing a variety of energy products and services. IPL provides retail electric service to approximately 415,000 residential, commercial and industrial customers in Indianapolis and portions of other Central Indiana counties.

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